SUB-ITEM 77M(a) and (b)

(a) Registrant became the surviving corporation of the reorganization of INVESCO Global Health Sciences Fund.

(b) On May 8, 2001, the shareholders of INVESCO Advantage Global Health Sciences Fund, a closed end fund, voted to reorganize the Fund into INVESCO Advantage Global Health Sciences Fund, a series of INVESCO Counselor Series Funds, Inc. The terms and actions of this reorganization are contained in the proxy materials of INVESCO Global Health Sciences Fund which were filed on March 19, 2001 and are incorporated hereby reference.

     The reorganization was accomplished pursuant to an Agreement and Plan of Reorganization which is filed herein as Sub-Item 77Q(1)(g).

     On September 21, 2001, an N8-f was filed on behalf of INVESCO Global Health Sciences Fund.